Exhibit 99.3

Report of Management on Compliance

We, as members of management of Capital One Bank (the “Bank”), a wholly owned subsidiary of Capital One Financial Corporation, are responsible for complying with the requirements of Sections 3.1, 3.4(a), 3.4(b) and 5.2 of the Asset Pool 1 Supplement dated as of October 9, 2002 to the Indenture dated as of October 9, 2002  between the Capital One Multi-Asset Execution Trust, as Issuer, and Bank of New York and Sections 4.02 and 4.03 of the Transfer and Administration Agreement dated as of October 9, 2002 among the Issuer, Capital One Funding, LLC, the Bank and The Bank of New York regarding the Capital One Multi-Asset Execution Trust, Series 2002-CC Notes (collectively the “Agreements”), which were filed with the Securities and Exchange Commission on Form 8-K on November 12, 2002. We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

An evaluation of the Bank’s compliance with the requirements of Sections 3.1, 3.4(a), 3.4(b), and 5.2 of the Asset Pool 1 Supplement and Sections 4.02 and 4.03 of the Transfer and Administration Agreement as of December 31, 2005 and for the year then ended has been performed under our supervision. Based on this evaluation, we assert that as of and for the year ended December 31, 2005, the Bank complied with the requirements of these sections of the Agreements.

CAPITAL ONE BANK		CAPITAL ONE BANK

By:	/s/ Catherine West	By:	/s/ Susan McFarland
Name:	Catherine West	Name:	Susan McFarland
Title:	President	Title:	Chief Financial Officer

March 15, 2006